JNL INVESTORS SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

December 9, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Investors Series Trust (“Registrant”)
File Nos: 333-43300 and 811-10041
CIK No. 0001121257
Accession No. 0001121257-10-000031 EDGAR Submission Type AW Withdrawal Request Withdrawal of Registration Statement after Effectiveness Pursuant to Rule 477 of the 1933 Act

Dear Sir/Madam:

Pursuant to Rule 477 of the Securities Act of 1933, the Registrant, hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s post-effective amendment to its registration statement on Form N-1A, filed with the Commission via EDGAR pursuant to Rule 485(a) on September 29, 2010 and effective on November 27, 2010, along with exhibits filed thereto (the “Amendment”).

It has been determined that the cover sheet for the Amendment inadvertently designated that the filing was being made pursuant to Rule 485(b) with a designated effective date of December 27, 2010.  We are requesting the withdrawal of the previously accepted filing, under Form Type AW.

Please note that no securities were sold in connection with this offering.

It is our understanding that this request for withdrawal of the Amendment will be deemed granted as of the date it is filed with the Commission unless the Registrant receives notice from the Commission within 15 calendar days from the date it is filed that that this request will not be granted.

Please contact the undersigned at 517-367-4336 with any questions or comments you may have concerning the enclosed.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary